Freeport-McMoRan Copper & Gold Inc.

333 North Central Avenue

Phoenix, AZ 85004-2189

April 15, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tiffany Piland

RE: Freeport-McMoRan Copper & Gold Inc.

Registration Statement on Form S-4

File No. 333-185747

Dear Ms. Piland:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Freeport-McMoRan Copper & Gold Inc. (“FCX”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on Wednesday, April 17, 2013, or as soon as possible thereafter.

In connection with this request, FCX acknowledges the following:

1. Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve FCX from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3. FCX may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Freeport-McMoRan Copper & Gold Inc.

By:	/s/ Douglas N. Currault II
Douglas N. Currault II
Secretary